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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 4)

                    TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER

                              THE OHIO ART COMPANY
                                (Name of Issuer)

                              THE OHIO ART COMPANY
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    677143109
                      (Cusip Number of Class of Securities)

                              WILLIAM C. KILLGALLON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              THE OHIO ART COMPANY
                                  P.O. BOX 111
                                BRYAN, OHIO 43506
                                 (419) 636-3141
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                              Thomas J. Murphy P.C.
                           McDermott Will & Emery LLP
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000

         This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

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c. |X| A tender offer.

d. |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                            CALCULATION OF FILING FEE

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Transaction Valuation:                                      Amount of Filing Fee
$69,000                                                                $13.80(1)
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(1) Previously paid.

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $9.20 per share for the eligible shares of Common Stock, multiplied by 7,500, the estimated maximum number of shares to be purchased in the offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Filing Party:  N/A
Form or Registration No.:  N/A
Date Filed:  N/A

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                                  INTRODUCTION

     This Amendment No. 4 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends and supplements the
Schedule 13E-3 filed by The Ohio Art Company (the "Company") on February 2, 2005, as amended on March 1, 2005, March 4, 2005 and March 24, 2005, relating to its offer to purchase for cash (the "Offer") all shares of the Company's common stock, $1.00 par value per share (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on January 19, 2005. The Offer, which expired on April 12, 2005, was made upon the terms and subject to the conditions set forth in an offer to purchase (the "Offer to Purchase"), dated February 2, 2005, and in the related Letter of Transmittal, both of which have previously been attached to the Schedule 13E-3 as Exhibit
(a)(1) and Exhibit (a)(2), respectively.

     This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-3(d) promulgated under the Securities Exchange Act of 1934, as amended, which requires a final amendment to Schedule 13E-3 to be filed to report the results of the Offer.


Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     The Offer expired at 5:00 p.m., New York City Time, on April 12, 2005. Based on the final count by the depositary for the Offer, 3,081 shares of Common Stock were properly tendered. The Company will purchase all 3,081 shares of Common Stock at a purchase price of $9.20 per Share.

     The Company intends to terminate the registration of its common stock under the Securities Exchange Act of 1934 and become a non-reporting company as it has fewer than 300 holders of record. Consequently, the Company will no longer file periodic reports with the Securities and Exchange Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q, and will not be subject to the SEC's proxy rules. However, the Company intends to continue to hold an annual meeting of shareholders and to provide certain annual financial information to its shareholders.



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     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                               THE OHIO ART COMPANY

                               By:   /s/ William C. Killgallon
                                   ---------------------------------------------
                                   Name:    William C. Killgallon
                                   Title:   Chairman and Chief Executive Officer


Dated:  April 13, 2005



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